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Cogo Appoints New Chief Financial Officer

Shenzhen, CHINA – September 24, 2012: Cogo Group, Inc. (NASDAQ: COGO) (“Cogo” or the “Company”), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, announced today the appointment of Andy Liu as Chief Financial Officer and director of the board, effective September 23, 2012.

Mr. Liu replaces Frank Zheng, who resigned from his position as Chief Financial Officer and a director of the Company. Mr. Zheng will continue with the Company as an advisor.

Cogo’s CEO and Chairman, Jeffrey Kang, said, “On behalf of the Board of Directors, we are pleased to have Andy join our management team. We appreciate Frank’s great contribution to the Company as CFO since 2008 and as a board member since January 2005.”

Andy Liu joined Cogo as an Associate of Group Accounting in 2004. During his tenure with the Company, Mr. Liu has been instrumental in shaping the Company's accounting policies and procedures, as well as developing the Company's accounting team. He was promoted several times since joining the Company and was named Vice President of Group Accounting in June 2012. Prior to joining Cogo, Mr. Liu was Finance Manager at Shanghai Shengde TCL Electronics from 2003 to 2004 and Accounting Supervisor with Shenzhen Universe (Group) Co., Ltd. (Shenzhen A Shares: 0023), responsible for the accounts of the listed company, from 2001 to 2003. Andy was an auditor with Zhong Tian Qin (Shenzhen) Certified Public Accountants from 1990 to 2001.

Andy holds a B.S. degree in International Accounting from Tianjin University of Finance and Economics and is a candidate for membership in the ACCA (Association of Chartered Certified Accountants).

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of 2,100 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as 2,000 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

For further information:
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